SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May , 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 20 May 2010

PRUDENTIAL PLC SCRIP DIVIDEND

Application has been made to the London Stock Exchange Limited for 4,538,026 Ordinary shares of 5p each ("shares") to be admitted to the Official List.

It is expected that permission to admit the shares will be granted on 21 May 2010 and that dealings will commence on 27 May 2010.

These shares are being issued as a result of elections received pursuant to the Scrip Dividend Offer in respect of the 2009 second interim dividend.

These shares will rank pari passu with the existing issued Ordinary shares.

NOTE:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Name of contact & telephone numbers for queries:

Group Secretariat

Jennie Webb 020 7548 2027

Penny Follows 020 7548 3821

Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the US Securities Act of 1933 (?Securities Act?). Securities have not been and will not be registered under the Securities Act or under the securities laws of any state or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of securities in the United States or to conduct a public offering of such securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ PENNY FOLLOWS
Penny Follows
Shareholder Services and Share Plans manager